NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 27, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Office of Energy & Transportation

RE:	PHP Ventures Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed July 14, 2021 File No. 333-256840

Ladies and Gentlemen:

On behalf of PHP Ventures Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 26, 2021 with respect to the Company’s Amendment No.1 to Registration Statement (“Amended Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 2) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our certificate of incorporation will require, to the fullest extent permitted by law…,page 68

1.	We are unable to locate your revised disclosure in response to comment 3 and we reissue it. Your disclosure here and on page 147 states that your exclusive forum provisions will not apply to actions brought under the Securities Act, or rules and regulations thereunder. However, Section 13.1 of your certificate of incorporation filed as Exhibit 3.1 states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please revise reconcile this discrepancy.

Division of Corporation Finance

July 27, 2021

Response: Our revisions addressing this comment and comment number 4 can be found on pages 65, 68, and 147. Additionally, Section 7.3 in the Form of Rights Agreement and Section 9.3 in the Form of Warrant Agreement have been revised to address this comment and reconcile this discrepancy.

Dilution, page 78

2.	We refer to the denominator calculations in the table on page 79 and note the following discrepancies:

●	Number of shares subject to redemption in the “without over-allotment” column appears to be 4,437,408 rather than 4,393,474;

Response: As we raised the percentage in trust fund to 101%, the shares are redeemed at $10.10 rather than $10.00. (4,393,474=44,374,083/10.1)

●	Number of placement units in the “with over-allotment” column appears to be 293,400 shares rather than 235,900; and

Response: We revised this error and the column now reflects 293,400 shares.

●	Number of shares subject to redemption in the “with over-allotment” column appears to be 5,168,658 rather than 5,117,483.

Response: Same as the above calculation. The shares are redeemed at $10.10 rather than $10.00.

Exhibits

3.	Please have counsel revise its legal opinion filed as Exhibit 5.1 to opine on all securities being registered, including the shares of common stock underlying the rights.

Response: This portion of the legal opinion has been revised.

General

4.	We note that in response to comment 7 you revised Section 7.3 of Exhibit 4.5 to clarify that the exclusive forum provision will not apply to actions arising under the Exchange Act. As per our prior comment, please revise your prospectus to discuss the exclusive forum provision and disclose whether the provision applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the rights agreement states this clearly.

Division of Corporation Finance

July 27, 2021

Response: Our revisions addressing this comment and comment number 1 can be found on pages 65, 68, and 147. Additionally, Section 7.3 in the Form of Rights Agreement and Section 9.3 in the Form of Warrant Agreement have been revised to address this comment.

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

PHP Ventures Acquisition Corp.

Marcus Choo Yeow Ngoh

EF Hutton Investment Banking Solutions

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